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                                                                    Exhibit 4.23


                        DEPARTMENT OF NATURAL RESOURCES

                   EFFICIENCY AND ALTERNATIVE ENERGY PROGRAM
                             CONTRIBUTION AGREEMENT

                      THIS AGREEMENT is made in duplicate

BETWEEN:


         HER MAJESTY THE QUEEN IN RIGHT OF CANADA
         ("CANADA"), represented by the Minister of Natural Resources,

AND: HYDROGENICS CORPORATION, incorporated under the laws in force in CANADA, (the "PROPONENT").


         WHEREAS Canada wishes to encourage the adoption of energy efficiency and renewable energy technologies in all sectors of the Canadian economy and has established the Efficiency and Alternative Energy Program for this purpose;

         WHEREAS Canada and the Proponent agree that for the Proponent to develop and implement the Project as described in Schedule A, the Proponent will require financial assistance from Canada;

         AND WHEREAS Canada is willing to provide financial assistance towards the total Eligible Costs of the Project in the manner and upon the terms and conditions hereinafter set forth;

         NOW, THEREFORE, Canada and the Proponent agree as follows:

1.     INTERPRETATION

1.1    In this Agreement:

       "AGREEMENT" means this Agreement and the attached Schedules A, B and C;

       "COMPLETION DATE" means the date specified in Article 3.2;

       "ELIGIBLE COSTS" means any cost incurred by the Proponent in the period between DECEMBER 1, 2000 and MARCH 31, 2002 in relation to the Project and which is listed in Schedule B;

       "FISCAL YEAR" means the period beginning on April 1 of any year and ending on March 31 in the next year;

       "INTELLECTUAL PROPERTY" means any information developed in performance of the Project including, without limitation, data, techniques, methods, processes, know-how, inventions, designs, formulae, photographs, drawings, plans, specifications, reports, studies, technical and procedural manuals, programs including computer hardware and software and source code, whether susceptible to copyright or not, and all patents, copyrights, trademarks, and industrial designs arising therefrom;

       "MINISTER" means the Minister of Natural Resources and includes any duly authorized officers or representatives;

       "PROJECT" means the Project described in Schedule A;

       "PROPOSAL" means a written proposal including at least a background, purpose, work description, results expected and a budget, which is accepted by the Minister for a specific Project; and

       "REVENUE" means all considerations received by the Proponent from any person or party in respect of the licensing, selling, marketing or commercialization of the Intellectual Property, less returns actually credited and any applicable sales taxes.

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EAE Program Agreement (Repayable Contribution)  - 1 -          November 20, 2000



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2.   REPRESENTATIONS AND WARRANTIES

2.1 The Proponent represents and warrants that all factual matters contained in the Proposal and all material submitted in support are true and accurate, and that all estimates, forecasts and other related matters involving judgement were prepared in good faith and to the best of its ability, skill and judgement.

3.   CONDUCT OF PROJECT

3.1 The Proponent shall carry out the Project promptly, diligently and in a professional manner and in accordance with the terms and conditions of this Agreement.

3.2  The Proponent shall complete the Project by MARCH 31, 2002.

3.3 The Proponent shall comply with all federal, provincial and municipal laws in relation to the Project.

4.   CONTRIBUTIONS

4.1 Notwithstanding any other provision of this Agreement, Canada's liability under this Agreement shall not in any circumstances exceed $2,000,000.

4.2 Notwithstanding any other provision of this Agreement, Canada may reduce or cancel its financial contribution to the Project upon written notice to the Proponent in the event that the funding levels for the Department of Natural Resources are changed by Parliament during the term of this Agreement.

4.3 Subject to the terms and conditions of this Agreement, Canada shall make a contribution to the Proponent towards the Eligible Costs of the Project in accordance with Article 5 and Schedule B.

4.4 Subject to the terms and conditions of this Agreement, in order to be eligible to receive a full contribution as described herein, the Proponent must submit its final claim for payment on or before APRIL 15, 2002.

4.5 Canada may reduce its contribution by such an amount as the Minister may decide if the Proponent receives contributions or payments in respect of the Project covered by this Agreement in addition to, or from sources other than, those named in its Proposal.

5.   METHOD OF PAYMENT

5.1 Subject to Article 5.2, following receipt of a claim, acceptable to the Minister, for payment of Eligible Costs paid by the Proponent, accompanied by copies of invoices, vouchers, and any other documents that the Minister may require, Canada shall pay its contribution towards the Eligible Costs of the Project.

5.2  Canada shall withhold 10% from any payment under Article 5.1 until:

     (a)  the Project has been completed to the satisfaction of the Minister;

     (b) a final report documenting the completion of the Project has been received and approved by the minister; and

     (c) the Minister has approved a final statement of Eligible Costs paid in respect of the Project.

5.3 The Proponent shall submit claims for payment at least on a quarterly basis and not more frequently than on a monthly basis.

6.   REPAYMENT OF CONTRIBUTION

6.1 The Proponent shall pay to Canada FOUR PER CENT (4%) of the Revenue received by the Proponent.

6.2 Notwithstanding any other provision of this Agreement, Article 6.1 shall remain in effect for a period of TEN YEARS or until Canada has received an amount equal to the contributions made pursuant to Article 4, whichever occurs first.

6.3 The Proponent shall submit Revenue reports and payments to Canada as described in Schedule C for the period set out in Article 6.2.

6.4 The Proponent agrees that all considerations to be received by the Proponent in respect of the licensing, selling, marketing or commercialization of the Intellectual Property shall be established in a bona fide arm's length transaction between parties.

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EAE Program Agreement (Repayable Contribution)  - 2 -          November 20, 2000

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7.   ACCOUNTS AND AUDIT

7.1 Prior to the Completion Date of the Project and for three years after the period described in Article 6.2, the Proponent shall:

     (a) keep proper books, accounts and records of its Revenue and any contributions received and expenses incurred and paid in connection with the Project and shall keep its invoices, receipts and vouchers relating thereto;

     (b) keep proper and accurate records relating to the environmental impact (if any) of the Project; and

     (c) on demand, make available to the Minister such books, accounts, records, invoices, receipts and vouchers referred to above and permit the Minister to examine and audit and take copies and extracts from such documents.

7.2 If any discrepancy is identified between the amounts paid by Canada and the amounts actually payable under this Agreement, the appropriate adjustments shall be promptly made between the parties. If there has been an overpayment by Canada, the amount of the overpayment shall constitute a debt due to Canada and may be so recovered.

8.   INTELLECTUAL PROPERTY

8.1 Subject to Articles 8.2, 8.3 and 12.1, title to all Intellectual Property shall be vested in the Proponent.

8.2 The Proponent hereby grants to Canada a non-exclusive, royalty-free licence in perpetuity to use or sublicense the use of any Intellectual Property for any purpose, which licence Canada may not exercise until three years after the Completion Date and then only if in the Minister's sole opinion the Proponent has failed to take reasonable steps to develop and market in Canada the products, processes or services to which the Intellectual Property relates.

8.3 The Proponent shall supply to Canada copies of all reports, documents and publications arising out of the performance of the Project; and the right to the copyright in all such reports, documents and publications shall be vested in Canada which hereby grants to the Proponent a non-exclusive, royalty-free licence to copy and publish the material provided that Canada's financial support is prominently acknowledged in any publication.

8.4 The Proponent shall ensure that any moral rights in the reports, documents and publications arising out of the performance of the Project are irrevocably waived in favour of Canada.

8.5 Except with the written consent of the Minister, the Proponent shall not license the Intellectual Property to any government other than the Government of Canada or to any person, corporation, partnership or business for the purpose of manufacturing outside Canada the products or processes resulting from the Project, and shall place the same restrictions on any authorized licensee.

8.6 If the Proponent elects not to retain ownership of or use any Intellectual Property, the Proponent shall notify the Minister of this election and shall, if the Minister so requires, assign and transfer the Intellectual Property to Canada, whereupon Canada will grant the Proponent a non-exclusive, royalty-free licence to use the Intellectual Property solely for internal purposes, if so requested by the Proponent.

9.   INDEMNITY

9.1 The Proponent shall indemnify and save harmless Canada and its Ministers, officers, employees and agents from and against any and all claims, damages, loss, costs and expenses which they or any of them may at any time incur or suffer as a result of or arising out of any injury to persons (including injuries resulting in death) or loss of or damage to property which may be or be alleged to be caused by or suffered as a result of the carrying out of the Project or any part thereof, except to the extent caused by a breach of duty of Canada or its Ministers, officers, employees or agents.

9.2 The Proponent shall indemnify and save harmless Canada and its Ministers, officers, employees and agents from and against any and all claims, damages, loss, costs and expenses which they or any of them may at any time incur or suffer as a result of or arising out of any claim, demand or action for the infringement or alleged infringement of any patent, registered industrial design, copyright or other intangible property based upon the use thereof by the Proponent or upon the use of the Intellectual Property by Canada in accordance with the terms of this Agreement.

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EAE Program Agreement (Repayable Contribution)  - 3 -          November 20, 2000

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9.3  The Proponent shall indemnify and save harmless Canada and its Ministers, officers, employees and agents from and against any and all claims, damages, loss, costs and expenses which they or any of them may at any time incur or suffer as a result of or arising out of any claim, demand or action made by a third party against them or any of them based upon Canada's capacity as a provider of financial assistance under this Agreement, including without limitation, any claim in respect of materials or services provided by a third party to the Proponent or to a subcontractor of the Proponent.

10.  ACCESS

10.1 The Proponent shall ensure that the Minister has access during normal working hours to any premises or place where the Project is being carried out for the purposes of inspecting and assessing the progress of the Project and all matters pertaining thereto.

11.  REPORTS

11.1 The Proponent shall submit Project reports satisfactory to the Minister in accordance with the provisions of Schedule C or as otherwise requested by the Minister.

12.  DEFAULT

12.1 If, in the opinion of the Minister, there has been a misrepresentation or a breach of warranty under Article 2, or the Proponent fails to proceed diligently with the Project, or is otherwise in default in carrying out any of the terms, conditions, covenants, or obligations of this Agreement, or if the Proponent becomes bankrupt or insolvent, or has a receiving order made against it (either under the Bankruptcy and Insolvency Act or otherwise), or a receiver is appointed, or the Proponent makes an assignment for the benefit of creditors, or if an Order is made or a Resolution passed for the winding up of the Proponent, or if the Proponent takes the benefit of any statute for the time being in force relating to bankrupt or insolvent debtors, the Minister may, by giving notice in writing to the Proponent, exercise any or all of the following remedies:

     (a) terminate the whole or any part of this Agreement;

     (b) terminate the obligation on the part of Canada to pay any monies in respect of the Project, including monies due or accruing due;

     (c) direct the Proponent to repay forthwith all or any part of monies paid by Canada pursuant to this Agreement and that amount is a debt due to Canada and may be so recovered;

     (d) request the Proponent to assign all rights in the Intellectual Property and the Proponent shall, if so requested, do so; and

     (e) request the Proponent to transfer to Canada title to all or any of the equipment and supplies purchased by the Proponent to carry out the Project and funded by Canada under this Agreement, and the Proponent shall, if so requested, do so.


12.2 In the event of a termination of this Agreement by the Minister under
     Article 12.1, Canada may, in the discretion of the Minister, pay to the Proponent Canada's share of the Eligible Costs of the Project completed to the date of termination.


13.  SALE OF PROPERTY

13.1 If, prior to the Completion Date of the Project, the Proponent sells, leases, or otherwise disposes of any property other than Intellectual Property, where the cost of the property is part of the Eligible Costs under the Project to which Canada has contributed under this Agreement, the Proponent shall immediately notify the Minister in writing of the disposition and, if the Minister so requires, the Proponent shall share with Canada the proceeds of the disposition in the same ratio as that of Canada's contribution to the purchase of the property, except that Canada's share shall not exceed its contribution under this Agreement.

14.  SUBCONTRACTS

14.1 Except as provided in the Proposal, the Proponent shall not subcontract all or any part of the Project funded by Canada unless the Proponent has obtained the prior written consent of the Minister. Every subcontract entered into by the Proponent shall provide that the subcontractor shall comply with the terms and conditions of this Agreement which are applicable to the subcontract.

15.  ACKNOWLEDGEMENT

15.1 The Proponent will acknowledge the financial support of Canada in all public information produced as part of the Project.

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EAE Program Agreement (Repayable Contribution)  - 4 -          November 20, 2000
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16.    NOTICES

16.1 The claims for payment, requests, notices, and information referred to in this Agreement shall be sent in writing or by any method of telecommunication and, unless notice to the contrary is given, shall be addressed to the party concerned at the following address:

          TO CANADA:

               Natural Resources Canada
               580 Booth Street, 13th Floor
               Ottawa, Ontario
               K1A 0E4

               ATTENTION:    DR. MARTIN HAMMERLI
                             MANAGER, HYDROGEN, FUEL CELLS & ELECTRIC VEHICLES

               TELEPHONE:     (613) 996-5965
               FACSIMILE:     (613) 996-9416


          TO THE PROPONENT:

               Hydrogenics Corporation
               5985 McLaughlin Road
               Mississauga, Ontario
               L5R 1B8

               ATTENTION:     DR. PIERRE RIVARD
                              PRESIDENT AND CEO

               TELEPHONE:     (905) 361-3636
               FACSIMILE:     (905) 361-3626

16.2 Notices, requests and documents are deemed to have been received, if sent by registered mail, when the postal receipt is acknowledged by the other party; by facsimile or electronic mail, when transmitted and receipt is confirmed; and by messenger or specialized courier agency, when delivered.


17.    LEGAL RELATIONSHIP

17.1 Nothing contained in this Agreement shall create the relationship of principal and agent, employer and employee, partnership or joint venture between the parties.

17.2 The Proponent shall not make any representation that the Proponent is an agent of Canada and shall ensure that the members of the Proponent do not make any representation that could reasonably lead any member of the public to believe that the Proponent or its members or contractors are agents of Canada.


18.    TIME OF ESSENCE

18.1   Time is of the essence of this Agreement.


19.    MEMBERS OF THE HOUSE OF COMMONS

19.1 No Member of the House of Commons shall be admitted to any share or part of this Agreement or to any benefit to arise therefrom.


20.    CONFLICT OF INTEREST

20.1 It is a term of this Agreement that no individual, for whom the post-employment provisions of the Conflict of Interest and Post-Employment Code for Public Office Holders or the Conflict of Interest and Post-Employment Code for the Public Service apply, shall derive a direct benefit from this Agreement unless that individual is in compliance with the applicable post-employment provisions.


21.    FUNDS

21.1 The Proponent shall not make any direct or indirect reference to this Agreement for the purpose of raising funds without the prior written approval of the Minister.


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EAE Program Agreement (Repayable Contribution)  - 5 -          November 20, 2000
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22.    ASSIGNMENT

22.1 This Agreement shall not be assigned in whole or in part by the Proponent without the prior written consent of the Minister and any assignment made without that consent is void and of no effect.

22.2 Where an assignment of this Agreement is made pursuant to Article 22.1, such assignment shall not relieve the proponent of any obligation under this Agreement or impose any liability upon Canada.

23.    DISPUTE RESOLUTION

23.1 The parties agree to negotiate all disputes arising from this Agreement in good faith after receiving written notification of the existence of a dispute from any party.

23.2 If a dispute arising out of this Agreement cannot be settled amicably through negotiation, then the parties agree that either party may submit the dispute to mediation as administered by the Arbitration and Mediation Institute of Canada Inc. upon written notice to the other party. The cost of mediation shall be borne equally by the parties.

24.    GOVERNING LAW

24.1 This Agreement shall be interpreted in accordance with the laws in force in CANADA.

25.    AMENDMENTS

25.1 No amendment of this Agreement nor waiver of any of the terms and provisions shall be deemed valid unless effected by a written amendment signed by the parties.

26.    LOBBYIST REGISTRATION ACT

26.1 The Proponent shall ensure that any person lobbying on behalf of the Proponent is registered pursuant to the Lobbyist Registration Act.

27.    ENTIRE AGREEMENT

27.1 This Agreement constitutes the entire Agreement between the parties with respect to the subject matter of this Agreement and supersedes all previous negotiations, communications, and other agreements, whether written or verbal, between the parties.

28.    SUCCESSORS AND ASSIGNS

28.1 This Agreement shall enure to the benefit of and be binding on the parties and their respective representatives, successors and assigns.


                  IN WITNESS WHEREOF this Agreement has been executed on behalf of HER MAJESTY THE QUEEN IN RIGHT OF CANADA by an officer duly authorized by the Minister of Natural Resources and on behalf of the PROPONENT, by an officer duly authorized in that behalf.


                                   HER MAJESTY THE QUEEN IN RIGHT OF CANADA


JAN 10 2001                        /s/ Ralph Goodale
-----------                        ------------------------------------------
   Date                            Ralph Goodale
                                   Minister of Natural Resources

                                   HYDROGENICS CORPORATION



DEC 6 2000                         /s/ Pierre Rivard
-----------                        ------------------------------------------
   Date                            Pierre Rivard
                                   President & CEO

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EAE Program Agreement (Repayable Contribution)  - 6 -          November 20, 2000

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                                   SCHEDULE A

                               STATEMENT OF WORK

BACKGROUND:

The Proponent has already developed a combination Thermoelectric and Fuel Cell Electric Generator suitable for Arctic climates. Furthermore, the Proponent has been very successful in developing and marketing a series of Automatic Fuel Cell Test Stations, which are considered by many the best on the market today. As a result, the Proponent has relevant expertise to undertake the Project.

OBJECTIVE/PURPOSE:

Hydrogenics Corporation (the Company) intends to pursue commercial market opportunities for the developed technologies in the fragile Canadian Nordic eco-systems, under exclusive IP protection arising from the Project. There are presently no Canadian firm pursuing this market opportunity, although four firms in the United States have announced such development for 2,001/2,002. It is important that Canadian firms such as Hydrogenics respond authoritatively, to capture an early position in this evanescent window of opportunity, possibly the first mass market for fuel cells and for hydrogen energy.

DESCRIPTION/SCOPE:

The Proponent will engage in the development of an 8kW clean power electrical generator employing Proton Exchange Membrane (PEM) fuel cell technology (the Project). The following Tasks will be undertaken:

1. Design and construct a 500W Proton Exchange Membrane Fuel Cell (PEMFC) Auxiliary Power Unit (APU) in order to assess the technology on a more economical scale. The APU will contain the following major components:

    a)  a natural gas reformer fully integrated into the APU;
    b)  a PEMFC stack of 500W, @ 28VDC;
    c)  a sub-scale form factor;
    d)  power conditioning unit.

2. Design and construct an 8kW PEMFC Prototype Electric Generator capable of 8kW of peak power and 3kW of continuous power at 48VDC.

3. Design, construct and test a natural gas reformer integrated into the 8kW prototype generator.

4. Design, construct and test an embedded micro-computer supervisory data acquisition and control unit.

5.  Design, construct and test a power conditioning unit to home grid standards.

6. Design, construct and test a heat recovery system connected to the hot water tank.

7. Make necessary adjustments and redesigns on all components as dictated by the test results.

8. Construct and test at least one Advanced Prototype Electric Generator capable of 8kW of peak power and 3kW of continuous power at 48VDC.


BENEFITS:

The proposed system will be adapted to existing fuel infrastructures and to fragile Canadian Nordic eco-systems, targeting a cumulative 10-year GHG (Green House Gas) reduction potential of 7 MT (Megatonnes) of CO2 Equivalent in Canada. The potential for job and wealth creation in Canada is also substantial. Research and Development jobs will be created immediately as a result of this Project.



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                                   SCHEDULE B

                                 ELIGIBLE COSTS

Subject to the terms and conditions of this Agreement, the Proponent shall be reimbursed for Eligible Costs paid following successful completion of Project requirements. Canada shall pay an amount equal to the lesser of the dollar or percentage amount of the Eligible Costs of the Project as indicated below. Eligible Costs shall be approved in accordance with Treasury Board Guidelines associated with the execution of the various Tasks as described in Schedule A. The reimbursable Provincial Sales Tax and Goods and Services Tax costs must be net of any tax rebate to which the Proponent is entitled.


TOTAL ELIGIBLE COSTS                     $4,000,000

CONTRIBUTORS:                   $                      %

CANADA*                2,000,000                      50

PROPONENT              2,000,000                      50


*THE CANADA CONTRIBUTION WILL BE ALLOCATED BY FISCAL YEAR (FY) AS FOLLOWS: FY 2000/2001 = $500,000; FY 2001/2002 = $1,500,000.

ELIGIBLE COSTS:

1. Labour

2. Materials and Supplies

3. Charges for the use of special facilities

4. Travel with prior approval from the Scientific Authority and under Treasury Board Guidelines

5. Subcontracts

6. GST paid less any refund due


NON-ELIGIBLE COSTS:

1. Property Taxes

2. Purchase of Land
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                                   SCHEDULE C

                                    REPORTS

1.1  TECHNICAL REPORTS

     The Proponent shall submit quarterly Progress Reports within two weeks of the ending of the quarter in question. The Proponent shall also submit a Draft Final Report ON OR BEFORE MARCH 31, 2002. The Final Report shall contain any revisions requested by the Minister. The Final Report shall be submitted ON OR BEFORE MAY 31, 2002. These reports shall be to the satisfaction of the Minister and shall describe in detail how Canada's contribution was utilized. The Proponent shall deliver FIVE COPIES OF THE FINAL REPORT.

1.2  REVENUE REPORTS AND PAYMENTS

     The Proponent shall provide to the Minister not later than 30 days after the end of March and September in each calendar year, for the period of the payment obligation described in ARTICLE 6.2 of this Agreement, a complete and accurate report (including nil reports) of any Revenue received by the Proponent and shall include any payments due to Canada. The reports shall:

     (a)  contain a statement of the Revenue received by the Proponent;

     (b) include a computation of any share of the Revenue, if any, due and payable to Canada; and

     (c) be certified as correct by the Treasurer or some other senior officer of the Proponent.

2.   TECHNICAL REVIEW MEETINGS

     The Proponent shall organize and hold semiannual PROGRESS REVIEW MEETINGS on a date suitable to the Minister's representative and any key stakeholders.

3.   MAJOR DELIVERABLES

     a) Three 500W Auxiliary Power Units based on natural gas as the source of hydrogen.
     b) A Prototype 8kW Residential Home Energy Unit, based on natural gas as the source of hydrogen.
     c) An Advanced Prototype 8kW Residential Home Energy Unit, based on natural gas as the source of hydrogen.